

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2012

Via E-mail
Derrick Gidden
CEO
Caduceus Software Systems Corp.
42A High Street
Sutton Coldfield, West Midlands
United Kingdom B72 1UJ

>   **Re: Caduceus Software Systems Corp.**
>   **Form 10-K for Fiscal Year Ended March 31, 2012**
>   **Filed July 16, 2012**
>   **File No. 333-144509**

Dear Mr. Gidden:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 18

1. Please amend your fiscal year 2012 Form 10-K to include audited financial statements as of and for fiscal year ended March 31, 2011, as required by Article 8-02 of Regulation S-X by including a report from an independent registered public accounting covering the consolidated financial statements for these periods. Please include an explanatory paragraph at the beginning of the form explaining why you are amending the document and provide updated certifications that refer to the amended Form 10-K. We remind you that until you provide these audited financial statements, your fiscal year 2012 Form 10-K is delinquent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief